SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. __)*

Pamrapo Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

697738102
(CUSIP Number)

Michael M. Horn, Esq. McCarter & English LLP Four Gateway Center 100 Mulberry Street Newark, New Jersey 07102 (973) 639-2029
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 697738102

1.	NAME OF REPORTING PERSON: William J. Campbell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.	SOLE VOTING POWER: 436,044

8.	SHARED VOTING POWER: 164,569 (see footnote 1)

9.	SOLE DISPOSITIVE POWER: 436,044

10.	SHARED DISPOSITIVE POWER: 164,569 (see footnote 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 600,613 (see footnote 1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.2% (see footnote 2)

14.	TYPE OF REPORTING PERSON: IN

(1)  For purposes of Section 13(d), William J. Campbell may be deemed to beneficially own an aggregate of 600,613 shares of common stock of Pamrapo Bancorp, Inc., consisting of (a) 293,317 shares held by Mr. Campbell directly, (b) 15,301 shares held in a 401(k) plan account, (c) 25 shares held in an ESOP account, (d) 127,401 shares held in an IRA account, and (e) 164,569 shares held by The William J. Campbell Grantor Retained Annuity Trust of which Donald D. Campbell and Eugene Campbell are the co-trustees.

(2)  Based upon an aggregate of 4,935,542 shares outstanding at January 11, 2010.

CUS IP NO.: 697738102

1.	NAME OF REPORTING PERSON: William J. Campbell Grantor Retained Annuity Trust, EIN #20-6797934

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

7.	SOLE VOTING POWER: 0 shares

8.	SHARED VOTING POWER: 164,569 (see footnote 1)

9.	SOLE DISPOSITIVE POWER: 0 shares

10.	SHARED DISPOSITIVE POWER: 164,569 (see footnote 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 164,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.33% (see footnote 2)

14.	TYPE OF REPORTING PERSON: OO

(1)  For purposes of Section 13(d), William J. Campbell may be deemed to beneficially own the 164,569 shares of common stock of Pamrapo Bancorp, Inc. held by the William J. Campbell Grantor Retained Annuity Trust.  Donald D. Campbell and Eugene Campbell are the co-trustees of the William J. Campbell Grantor Retained Annuity Trust.

(2)  Based upon an aggregate of 4,935,542 shares outstanding at January 11, 2010.

ITEM 1.	SECURITY AND ISSUER.

The securities to which this statement relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Pamrapo Bancorp, Inc., a New Jersey corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 611 Avenue C, Bayonne, New Jersey  07002.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is filed by William J. Campbell, the former President and Chief Executive Officer of the Issuer.  Mr. Campbell, who is now retired, resides at 801 Avenue C, Bayonne, New Jersey  07002.  Mr. Campbell is a United States citizen.

This statement is also filed by The William J. Campbell Grantor Retained Annuity Trust (EIN No. 20-6797934) (the “Trust” and, together with William J. Campbell, the “Reporting Persons”).  The business address of the Trust is c/o William J. Campbell, 801 Avenue C, Bayonne, New Jersey  07002.  The Trust was established under the laws of the State of Florida by William J. Campbell pursuant to a Trust Agreement dated January 30, 2006 (the “Trust Agreement”).  Mr. Campbell first contributed shares of Common Stock of the Issuer to the Trust on or about January 30, 2006.  Donald D. Campbell and Eugene Campbell, who are brothers of William J. Campbell, are the co-trustees (the “Trustees”) of the Trust.  The sole property of the Trust is 164,569 shares of Common Stock (the “Trust Shares”).  In accordance with the terms of the Trust Agreement, during his lifetime, William J. Campbell retains the right to request that the Trustees (a) either vote or abstain from voting the Trust Shares as William J. Campbell requests and (b) deliver the Trust Shares to William J. Campbell provided that William J. Campbell delivers to the Trustees in substitution for the Trust Shares money or other property having an equivalent value to the Trust Shares.  William J. Campbell is entitled to receive annual annuity payments from the Trust on January 30th of each year during the term of the Trust.  Since the present value of the Trust is insufficient to cover in full the annuity payment due on January 30, 2010, the Trust will terminate as of January 30, 2010 and the Trust Shares will be transferred from the Trust to William J. Campbell.

Donald D. Campbell is an attorney in private practice with the law firm, Campbell & Campbell.  Donald D. Campbell’s business address and the business address of his law firm, Campbell & Campbell, is 599 Avenue C, Bayonne, New Jersey  07002.  Donald D. Campbell is a United States citizen.

Eugene Campbell’s principal occupation is as President of Eugene P. Campbell & Associates.  The principal business of Eugene P. Campbell & Associates is general management consulting.  Eugene Campbell’s business address and the business address of his employer, Eugene P. Campbell & Associates, is Eugene P. Campbell & Associates, 1720 Route 34, P.O. Box 1170, Wall, New Jersey  07719.  Eugene Campbell is a United States citizen.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Campbell has utilized personal funds to acquire those shares of Common Stock identified under Paragraph (a) of Item 5 hereunder through purchases made by him in the Issuer’s 401(k) and ESOP plan, Mr. Campbell’s IRA and open market or private transactions.

ITEM 4.	PURPOSE OF TRANSACTION.

(a)  Mr. Campbell holds all shares of Common Stock reported herein as beneficially owned by him in order to seek appreciation thereof.  Mr. Campbell intends to continue to review his holdings of Common Stock and may subsequently from time to time acquire additional shares of Common Stock.  On the other hand, Mr. Campbell may determine from time to time to dispose of shares of Common Stock which he now owns or may hereafter acquire.  Mr. Campbell may also determine to transfer additional shares of Common Stock to a trust or make charitable and other gifts of shares of Common Stock.  In reaching any conclusions as to the foregoing, Mr. Campbell will take into account various factors, including the Issuer’s business and prospects, general economic conditions, money and stock market conditions and personal liquidity requirements.

(b)  On February 11, 2010, a special meeting of shareholders (the “Special Meeting”) of the Issuer will be held for the purpose of seeking the approval by the shareholders of an Agreement and Plan of Merger dated as of June 29, 2009 (the “Merger Agreement”) between the Issuer and BCB Bancorp, Inc.  The merger (the “Merger”) contemplated by the Merger Agreement will, if completed,  merge the Issuer out of existence.  Mr. Campbell is opposed to the Merger and, on January 12, 2010, Mr. Campbell filed a preliminary proxy statement and other proxy materials with the SEC with respect to the Special Meeting.  In his proxy materials, Mr. Campbell indicates the reasons why he believes the Merger is not in the best interests of the Issuer’s shareholders and urges the shareholders to vote against the adoption of the Merger Agreement.  Mr. Campbell does not propose to the Issuer’s shareholders that they adopt any specific transaction as an alternative to the Merger nor does he propose to the shareholders that they approve any changes in the present board of directors or management of the Issuer.

Except as stated in response to this Item 4, Mr. Campbell does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of January 20, 2010, William J. Campbell beneficially owned, for purposes of Rule 13d-3 under the Exchange Act , 600,613 shares of Common Stock, consisting of (i) an aggregate of 293,317 shares of Common Stock held by Mr. Campbell directly, (ii) an aggregate of 15,301 shares of Common Stock held in Mr. Campbell’s account under the Issuer’s 401(k) Plan,  (iii) an aggregate of 25 shares of Common stock held in Mr. Campbell’s account under the Issuer’s Employee Stock Ownership Plan, (iv) an aggregate of 127,401 shares of Common Stock held in Mr. Campbell’s Individual Retirement Account, and (v) an aggregate of 164,569 shares (the “Trust Shares”) held by The William J. Campbell Grantor Retained Annuity Trust (the “Trust”), of which Donald D. Campbell and Eugene Campbell, who are brothers of William J. Campbell, are the co-trustees (the “Trustees”).  To the best of the knowledge of Mr. Campbell, the aggregate shares of Common Stock beneficially owned by him as of January 20, 2010 constitute 12.2% of the issued and outstanding shares of Common Stock.  To the best of the knowledge of the Trustees, the aggregate shares of Common Stock held by the Trust as of January 20, 2010 constitute 3.33% of the issued and outstanding share of Common Stock.

(b) Mr. Campbell has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 436,044 shares of Common Stock.  Pursuant to the terms and provisions of the Trust Agreement dated January 30, 2006 establishing the William J. Campbell Grantor Retained Annuity Trust (the “Trust Agreement”), the Trustees have the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of the Trust Shares, subject to the right of William J. Campbell, during his lifetime, to request that the Trustees (i) either vote or abstain from voting the Trust Shares as William J. Campbell requests and (ii) deliver the Trust Shares to William J. Campbell provided that William J. Campbell delivers to the Trustees in substitution for the Trust Shares money or other property having an equivalent value to the Trust Shares.  William J. Campbell is entitled to receive annual annuity payments from the Trust on January 30th of each year during the term of the Trust.  Since the present value of the Trust is insufficient to cover in full the annuity payment due on January 30, 2010, the Trust will terminate as of January 30, 2010 and the Trust Shares will be transferred from the Trust to William J. Campbell.

(c)  During the 60 days prior to the filing of this Statement on Schedule 13D, neither Mr. Campbell nor the Trust effected any transactions in the Common Stock.

(d)  The Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Shares.  No such interest in such dividends or proceeds relates to more than 5% of the issued and outstanding Common stock.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2010
/s/ William J. Campbell
William J. Campbell

The William J. Campbell Grantor Retained Annuity Trust

By: /s/Donald D. Campbell
Name: Donald D. Campbell
Title: Co-Trustee

By: /s/Eugene Campbell
Name: Eugene Campbell
Title: Co-Trustee